SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIBBEY INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements
   - Report of Independent Registered Public Accounting Firm
   - Statements of Net Assets Available for Benefits as of December 31, 2004, and December 31, 2003
   - Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2004 and December 31, 2003
   - Notes to Financial Statements
   - Supplemental Schedule
     -- H, Line 4i Schedule of Assets (Held at End of Year)

2. Exhibits
   (23) Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC.
RETIREMENT SAVINGS PLAN

Dated: June 29, 2005

Libbey Inc.
Employee Benefits Committee
Plan Administrator

By: ______________________
Timothy T. Paige
Chairman
Employee Benefits Committee

By: ______________________
Scott M. Sellick
Vice President and Chief Financial Officer of Libbey Inc. and Member of Employee Benefits Committee

Financial Statements and Supplemental Schedule

Libbey Inc. Retirement Savings Plan
Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

Libbey Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Contents

Ernst & Young

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

The Libbey Inc. Employee Benefits Committee
Libbey Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 28, 2005

Libbey Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
Assets		
Investments *(Note 3)*	**$ 72,955,435**	$ 69,260,363
Participant contribution receivable	**2,289**	–
Net assets available for benefits	**$ 72,957,724**	$ 69,260,363

Libbey Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31	
	2004	**2003**
Additions		
Investment income:		
Net appreciation in fair value of investments *(Note 3)*	**$ 2,511,502**	$ 10,149,297
Interest and dividends	**323,631**	330,395
	2,835,133	10,479,692
Contributions:		
Participants	**3,802,796**	3,961,118
Employer	**1,172,727**	1,141,679
	4,975,523	5,102,797
Transfer from an affiliated plan *(Note 1)*	**–**	1,725,413
Plan to plan transfers	**230,701**	119,579
	8,041,357	17,427,481
Deductions		
Participant withdrawals or benefits paid directly to participants	**(4,283,256)**	(5,688,664)
Other	**(60,740)**	(29,491)
Increase	**3,697,361**	11,709,326
Net assets available for benefits:		
Beginning of year	**69,260,363**	57,551,037
End of year	**$ 72,957,724**	$ 69,260,363

See accompanying notes.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

General

The Libbey Inc. Retirement Savings Plan, formerly Libbey Inc. Stock Purchase and Retirement Savings Plan, (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salaried employees. Effective March 3, 2003, the assets from the Menasha 401k Plan relating to Libbey employees (Traex is a Libbey entity purchased from Menasha effective December 2, 2002) were merged into this plan.

The Plan is a defined contribution plan which provides eligible employees the opportunity to make pre-tax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 20% of their eligible wages and are 100% vested immediately. Contributions may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant's account.

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's pretax contributions, not to exceed three percent (3%) of the participant's eligible compensation. Company matching contributions are invested in the Libbey Company Stock Fund and may be immediately re-directed by the participant. Company matching contributions are immediately 100% vested.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant's account is distributed to the participants.

Trusteed Assets

For the years ended December 31, 2004, and December 31, 2003, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

Investments in the four Harbor Funds, two JP Morgan Funds, five American Century Investment Funds, the AIM Small Cap Growth Fund, the Barclays Equity Index Fund, the Dodge & Cox Stock Fund, the American Funds Growth Fund of America, and the funds holding Company common stock recorded at fair value based on their respective quoted market values at year end. The synthetic Guaranteed Investment Contracts (GIC's) are valued at contract value. The participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Substantially all Plan administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of fair value of the Plan's assets are as follows:

	December 31 2004	December 31 2003
Libbey Common Stock*	**$ 12,541,879**	$ 15,066,012
JP Morgan Stable Value*	**10,411,092**	6,876,842
Harbor International Fund *	**7,505,443**	6,348,221
Harbor Capital Appreciation Fund *	**6,097,234**	5,793,144
Harbor Bond Fund *	**5,742,601**	5,945,966
Dodge and Cox Stock Fund	**5,338,355**	3,902,894
ACI Small Cap Value	**4,645,147**	**
Harbor Large Capital Value Fund *	**3,897,298**	3,846,775
AIM Small Cap Growth	**	3,530,173

* The Fund is sponsored by the Plan Trustee or represents a party-in-interest.
** Less than 5% of fair value of Plan's net assets

During 2004 and 2003, the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	December 31 2004	December 31 2003
Common stock	**$ (3,121,041)**	$ 1,315,885
Mutual funds	**5,632,543**	8,833,412
	$ 2,511,502	$ 10,149,297

4. Synthetic Guaranteed Investment Contracts

During 2004 and 2003, the Plan had investments in synthetic guaranteed investment contracts. The account is credited with earnings on the underlying investments and is reported at contract value in accordance with Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may direct the withdrawal or transfer of all of a portion of their investment at contract value. As of December 31, 2004, these contracts had a contract value of $10,411,092 and a fair market value of $10,648,859 respectively. The crediting interest rate on these investments was 4.72%, and 4.68% at December 31, 2004 and 2003, respectively. The average yield on these investments was 4.72% and 4.90% for the years ended December 31, 2004 and 2003, respectively.

5. Loan Fund

The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in semi-monthly, bi-weekly or weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant's behalf in accordance with their current choice of investment options.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 27, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan operations into compliance with the Code.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Libbey Inc. Retirement Savings Plan

EIN #34-1559357 Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Par or Maturity Value Rate of Interest,	Current Value
Mutual funds:		
*JP Morgan	981,174 shares of Public Bonds	$ 10,155,152
	13,959 shares of Government Securities	13,959
	479,748 shares of Liquidity Fund	479,748
	Synthetic Guaranteed Investment Contract Wrapper Value	(237,767)
*Harbor	176,516 shares of International Fund	7,505,443
	485,427 shares of Bond Fund	5,742,601
	213,414 shares of Capital Appreciation Fund	6,097,234
	239,098 shares of Large Capital Value Fund	3,897,298
AIM	123,671 shares of Small Cap Growth	3,396,013
American Century Investments	456,750 shares of Small Capital Value	4,645,147
	313,539 shares of Strategic Moderate	2,122,660
	224,005 shares of Equity Income	1,816,678
	160,222 shares of Strategic Aggressive	1,235,313
	54,138 shares of Strategic Conservative	302,630
Barclay's	41,409 shares of Equity Index Fund	1,489,886
Dodge & Cox	40,995 shares of Stock Fund	5,338,355
American Funds	92,092 shares of Growth Fund of America	2,521,482
Common stock:		
*Libbey Inc.	563,868 shares of Common Stock	12,541,879
Money market funds:		
*JP Morgan	1,991,470 units, 100% US Treasury	1,991,470
* Participant loans	5.0% to 10.5%, various maturity dates through January 2015	1,900,254

*Indicates a party-in-interest to the Plan.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-64726) pertaining to the Libbey Inc. Retirement Savings Plan and the Libbey Inc. Supplemental Retirement Plan of our report dated June 28, 2005, with respect to the financial statements and supplemental schedule of the Libbey Inc. Supplemental Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Toledo, Ohio
June 28, 2005